April 4, 2007

Mail Stop 3561

By Facsimile and U.S. Mail

Mr. J. S. B. Jenkins
President and Chief Executive Officer
Tandy Brands Accessories, Inc.
690 East Lamar Blvd., Suite 200
Arlington, Texas 76011

> **Re: Tandy Brands Accessories, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2006**
> **Filed September 22, 2006**
> **File No. 0-18927**

Dear Mr. Jenkins:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief